United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
OPINION OF THE FISCAL COUNCIL ON PROPOSAL TO INCREASE PAID-UP CAPITAL
The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the proposal to increase paid-up capital, without issuance of new shares, through the capitalization of part of the expansion/investment reserve in the amount of R$2,434,823,990.37 (two billion, four hundred and thirty four million, eight hundred and twenty-three thousand and nine hundred and nineteen Reais and thirty seven cents) and the capitalization of reinvestment reserve in the amount of R$41,140,354.68 (forty one million, one hundred and forty thousand, three hundred and fifty four Reais and sixty eight cents), and of tax incentive reserve in the amount of R$89,842,526.27 (eighty nine million, on eight hundred and forty two thousand, five hundred and twenty six Reais and twenty seven cents), totaling R$2,565,806,871.32 (two billion, five hundred and sixty five million, eight hundred and six thousand and eight hundred and seventy one Reais and thirty two cents, has the opinion that the proposal can be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 10, 2010.

Marcelo Amaral Moraes	Antonio José de Figueiredo Ferreira
Chairman

Aníbal Moreira dos Santos	Marcus Pereira Aucélio

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations